UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of November 2025

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

References in this Report on Form 6-K to the “Company,” “Triton,” “we,” “us” and “our” refer to Triton International Limited and, where appropriate, its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K (the "Quarterly Report") of Triton International Limited contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the Securities and Exchange Commission (the "SEC"), or in connection with oral statements made to the press, potential investors or others. All statements, other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenues, future costs, prospects, plans and objectives of management are forward-looking statements. The words "expect," "estimate," "anticipate," "predict," "believe," "think," "plan," "will," "should," "intend," "seek," "potential" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Triton's control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following:

•decreases in the demand for leased containers;
•decreases in market leasing rates for containers;
•difficulties in re-leasing containers after their initial fixed-term leases;
•our customers' decisions to buy rather than lease containers;
•increases in the cost of repairing and storing our off-hire containers;
•our dependence on a limited number of customers and suppliers;
•customer defaults;
•decreases in the selling prices of used containers;
•extensive competition in the container leasing industry;
•risks stemming from the international nature of our businesses, including global and regional economic conditions and geopolitical risks, including international conflicts;
•decreases in demand for international trade;
•risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties and tariffs;
•disruption to our operations from failures of, or attacks on, our information technology systems;
•disruption to our operations as a result of natural disasters or public health crises;
•compliance with laws and regulations globally;
•risks related to the acquisition of Triton by Brookfield Infrastructure, including the potentially divergent interests of our sole common shareholder and the holders of our outstanding indebtedness and preference shares, our reliance on certain corporate governance exemptions, and that as a foreign private issuer we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•the availability and cost of capital;
•restrictions imposed by the terms of our debt agreements;
•our ability to successfully complete, integrate and benefit from acquisitions and dispositions;
•changes in tax laws in Bermuda, the United States and other countries; and
•other risks and uncertainties, including those listed under Part II, "Risk Factors" in this Quarterly Report and in the other documents we file with the SEC from time to time.

The foregoing list of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere. Any forward-looking statements made in this Quarterly Report are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Triton or its businesses or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS
TRITON INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
(Unaudited)

	September 30, 2025	December 31, 2024
ASSETS:
Leasing equipment, net of accumulated depreciation of $3,578,615 and $4,776,458	$7,440,129	$8,639,136
Net investment in finance leases	1,719,540	1,585,812
Equipment held for sale	161,753	101,696
Revenue earning assets	9,321,422	10,326,644
Cash and cash equivalents	50,182	58,227
Restricted cash	116,301	111,489
Accounts receivable, net of allowances of $1,523 and $1,317	210,276	232,420
Goodwill	236,665	236,665
Other assets	43,986	33,782
Fair value of derivative instruments	57,262	104,176
Total assets	$10,036,094	$11,103,403
LIABILITIES AND SHAREHOLDERS' EQUITY:
Equipment purchases payable	$15,264	$4,855
Fair value of derivative instruments	5,222	697
Deferred revenue	131,675	184,760
Accounts payable and other accrued expenses	130,030	87,694
Net deferred income tax liability	415,123	410,524
Debt, net of unamortized costs of $39,273 and $48,743	6,759,865	7,605,720
Total liabilities	7,457,179	8,294,250
Shareholders' equity:
Preferred shares, $0.01 par value, at liquidation preference	880,000	730,000
Common shares, $0.01 par value, 250,000,000 shares authorized, 101,158,891 shares issued and outstanding	1,012	1,012
Undesignated shares, $0.01 par value, 14,800,000 and 20,800,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital (deficit)	892,452	(304,274)
Accumulated earnings	762,368	2,289,072
Accumulated other comprehensive income (loss)	43,083	93,343
Total shareholders' equity	2,578,915	2,809,153
Total liabilities and shareholders' equity	$10,036,094	$11,103,403

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues:
Operating lease revenues	$297,717	$363,787	$930,877	$1,060,968
Finance lease revenues	29,754	27,532	82,467	80,625
Management fee revenues	6,367	—	13,412	—
Total revenues	333,838	391,319	1,026,756	1,141,593

Equipment trading revenues	16,943	11,493	45,269	35,610
Equipment trading expenses	(16,297)	(10,440)	(43,275)	(32,258)
Trading margin	646	1,053	1,994	3,352

Net gain (loss) on sale of leasing equipment	3,167	17,435	21,722	(6,061)

Operating expenses:
Depreciation and amortization	89,233	134,952	296,961	406,569
Direct operating expenses	15,765	13,527	45,348	53,306
Administrative expenses	31,426	22,862	79,839	68,683
Transaction and other costs	—	5,095	—	26,746
Provision (reversal) for doubtful accounts	(2)	(53)	2,504	(1,543)
Total operating expenses	136,422	176,383	424,652	553,761
Operating income (loss)	201,229	233,424	625,820	585,123
Other (income) expenses:
Interest and debt expense	69,860	67,404	196,880	190,242
Other (income) expense, net	267	(56)	(5)	(134)
Total other (income) expenses	70,127	67,348	196,875	190,108
Income (loss) before income taxes	131,102	166,076	428,945	395,015
Income tax expense (benefit)	13,773	15,423	41,119	41,383
Net income (loss)	$117,329	$150,653	$387,826	$353,632
Less: dividends on preferred shares	15,888	13,028	46,520	39,084
Net income (loss) attributable to common shareholder	$101,441	$137,625	$341,306	$314,548

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income (loss)	$117,329	$150,653	$387,826	$353,632
Other comprehensive income (loss), net of tax:
Change in derivative instruments designated as cash flow hedges	(1,477)	(40,604)	(26,470)	9,901
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges	(8,547)	(12,653)	(24,266)	(38,976)
Foreign currency translation adjustment	(249)	241	476	147
Other comprehensive income (loss), net of tax	(10,273)	(53,016)	(50,260)	(28,928)
Comprehensive income	$107,056	$97,637	$337,566	$324,704
Less:
Dividend on preferred shares	15,888	13,028	46,520	39,084
Comprehensive income attributable to common shareholder	$91,168	$84,609	$291,046	$285,620

Tax (benefit) provision on change in derivative instruments designated as cash flow hedges	$11	$(716)	$(213)	$490
Tax (benefit) provision on reclassification of (gain) loss on derivative instruments designated as cash flow hedges	$(183)	$(1,195)	$(541)	$(3,850)

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share amounts)
(Unaudited)

	Preferred Shares		Common Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2024	29,200,000	$730,000	101,158,891	$1,012	$(304,274)	$2,289,072	$93,343	$2,809,153
Preferred shares issued	6,000,000	150,000	—	—	(5,440)	—	—	144,560
Net income (loss)	—	—	—	—	—	144,773	—	144,773
Other comprehensive income (loss)	—	—	—	—	—	—	(23,846)	(23,846)
Contributed capital from Parent for executive compensation	—	—	—	—	960	—	—	960
Adjustment related to Treasury shares	—	—	—	—	1,203,220	(1,203,220)	—	—
Distributions to Parent	—	—	—	—	(5,668)	(510,638)	—	(516,306)
Dividend to Parent	—	—	—	—	—	(150,000)	—	(150,000)
Preferred shares dividend declared	—	—	—	—		(14,267)	—	(14,267)
Balance as of March 31, 2025	35,200,000	$880,000	101,158,891	$1,012	$888,798	$555,720	$69,497	$2,395,027
Preferred shares issued	—	—	—	—	(296)	—	—	(296)
Net income (loss)	—	—	—	—	—	125,724	—	125,724
Other comprehensive income (loss)	—	—	—	—	—	—	(16,141)	(16,141)
Contributed capital from Parent for executive compensation	—	—	—	—	960	—	—	960
Distributions to Parent(1)	—	—	—	—	—	(4,644)	—	(4,644)
Preferred shares dividend declared	—	—	—	—	—	(15,888)	—	(15,888)
Balance as of June 30, 2025	35,200,000	$880,000	101,158,891	$1,012	$889,462	$660,912	$53,356	$2,484,742
Net income (loss)	—	—	—	—	—	117,329	—	117,329
Other comprehensive income (loss)	—	—	—	—	—	—	(10,273)	(10,273)
Contributed capital from Parent for executive compensation	—	—	—	—	2,990	—	—	2,990
Contributions from Parent	—	—	—	—	—	15	—	15
Preferred shares dividend declared	—	—	—	—	—	(15,888)	—	(15,888)
Balance as of September 30, 2025	35,200,000	$880,000	101,158,891	$1,012	$892,452	$762,368	$43,083	$2,578,915

	Preferred Shares		Common Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	29,200,000	$730,000	101,158,891	$1,012	$(308,114)	$2,428,531	$85,569	$2,936,998
Net income (loss)	—	—	—	—	—	125,543	—	125,543
Other comprehensive income (loss)	—	—	—	—	—	—	23,518	23,518
Contributed capital from Parent for executive compensation	—	—	—	—	820	—	—	820
Distributions to Parent(1)	—	—	—	—	—	(913)	—	(913)
Dividend to Parent	—	—	—	—	—	(200,000)	—	(200,000)
Preferred shares dividend declared	—	—	—	—	—	(13,028)	—	(13,028)
Balance as of March 31, 2024	29,200,000	$730,000	101,158,891	$1,012	$(307,294)	$2,340,133	$109,087	$2,872,938
Net income (loss)	—	—	—	—	—	77,436	—	77,436
Other comprehensive income (loss)	—	—	—	—	—	—	570	570
Contributed capital from Parent for executive compensation	—	—	—	—	820	—	—	820
Distributions to Parent(1)	—	—	—	—	—	(3,992)	—	(3,992)
Preferred shares dividend declared	—	—	—	—	—	(13,028)	—	(13,028)
Balance as of June 30, 2024	29,200,000	$730,000	101,158,891	$1,012	$(306,474)	$2,400,549	$109,657	$2,934,744
Net income (loss)	—	—	—	—	—	150,653	—	150,653
Other comprehensive income (loss)	—	—	—	—	—	—	(53,016)	(53,016)
Contributed capital from Parent for executive compensation	—	—	—	—	820	—	—	820
Distributions to Parent(1)	—	—	—	—	—	(79)	—	(79)
Dividend to Parent	—	—	—	—	—	(200,000)	—	(200,000)
Preferred shares dividend declared	—	—	—	—	—	(13,028)	—	(13,028)
Balance as of September 30, 2024	29,200,000	$730,000	101,158,891	$1,012	$(305,654)	$2,338,095	$56,641	$2,820,094
(1)    Represents expenses paid on behalf of Parent.
The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$387,826	$353,632
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	296,961	406,569
Amortization of deferred debt cost and other debt related amortization	11,386	7,086
Lease related amortization	—	2,031
Other non-cash compensation costs	4,910	2,460
Net (gain) loss on sale of leasing equipment	(21,722)	6,061
Deferred income taxes	15,694	3,031
Changes in operating assets and liabilities:
Accounts receivable, net	2,162	14,953
Deferred revenue	(51,090)	(55,190)
Accounts payable and other accrued expenses	11,971	20,890
Equipment sold (purchased) for resale activity	(31,696)	8,067
Cash received (paid) for settlement of interest rate swaps	(2,137)	—
Cash collections on finance lease receivables, net of income earned	100,421	89,803
Other assets	(749)	8,720
Net cash provided by (used in) operating activities	723,937	868,113

Cash flows from investing activities:
Purchases of leasing equipment and investments in finance leases	(270,626)	(666,319)
Purchase of assets in connection with the GCI acquisition(1)	(743,653)	—
Proceeds from sale of equipment, net of selling costs	195,642	286,096
Other	214	114
Net cash provided by (used in) investing activities	(818,423)	(380,109)

Cash flows from financing activities:
Issuance of preferred shares, net of underwriting discount	144,264	—
Debt issuance costs	(7,084)	(18,815)
Borrowings under debt facilities	1,714,910	2,410,483
Payments under debt facilities and finance lease obligations	(1,534,262)	(2,423,613)
Dividends paid on preferred shares	(46,043)	(39,084)
Restricted cash balance transferred as part of equity distribution of TCF VIII(2)	(25,903)	—
Dividends and distributions to Parent	(154,629)	(404,984)
Net cash provided by (used in) financing activities	91,253	(476,013)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(3,233)	$11,991
Cash, cash equivalents and restricted cash, beginning of period	169,716	149,226
Cash, cash equivalents and restricted cash, end of period	$166,483	$161,217
Supplemental disclosures:
Interest paid	$183,156	$180,651
Income taxes paid (refunded)	$16,102	$13,669
Non-cash operating activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$406	$1,441
Non-cash investing activities:
Equipment purchases payable	$15,264	$173,606
Non-cash financing activities:
Equity distribution of TCF VIII to Parent including restricted cash balance of $25.9 million(2)	$516,306	$—
Debt transferred in connection with the GCI acquisition(1)	$284,878	$—
(1) For additional information on the GCI acquisition, refer to Note 2 - "Acquisitions and Other Transactions".
(2)     For additional information on the TCF VIII Distribution, refer to Note 2 - "Acquisitions and Other Transactions".

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Business and Basis of Presentation

Description of the Business and Basis of Presentation

Triton International Limited ("Triton" or the "Company"), through its subsidiaries, leases intermodal transportation equipment, primarily maritime containers, and provides maritime container management services through a worldwide network of service subsidiaries, third-party depots and other facilities. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also sells containers from its equipment leasing fleet as well as containers specifically acquired for resale from third parties. Triton also enters into management agreements with other parties that own the containers under which the Company manages the leasing and selling of containers on their behalf. The Company's registered office is located in Bermuda.

Basis of Presentation

The unaudited consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, these financial statements do not include all information and footnotes required by GAAP for complete financial statements.

The unaudited interim financial statements have been prepared on a basis consistent with the Company's annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to state fairly the Company's financial position, results of operations, comprehensive income, shareholders' equity, and cash flows for the periods presented. The Consolidated Balance Sheet as of December 31, 2024, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures required by GAAP. The consolidated results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2025 or for any other future annual or interim period.

These financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2024 included in the Company's Annual Report on Form 20-F which was filed with the Securities and Exchange Commission on February 28, 2025. The unaudited consolidated financial statements include the accounts of the Company and subsidiaries in which it has a controlling interest, and variable interest entities of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the accompanying prior period financial statements and notes to conform to the current year's presentation.

In connection with the acquisition of the Company by Brookfield Infrastructure through its subsidiary Brookfield Infrastructure Corporation in September 2023 (the "Merger"), the Company cancelled all of its then issued treasury shares on September 28, 2023. The Company recorded the cancellation as a reduction to Additional paid-in capital of $1,203.2 million during the year ended December 31, 2023. Subsequent to the issuance of the December 31, 2024 financial statements, the Company concluded that the reduction should have been recorded to Retained earnings. Accordingly, the Company recorded an out-of-period adjustment between Additional paid-in capital and Accumulated earnings of $1,203.2 million as of March 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the financial statements. Such estimates include, but are not limited to, the Company's estimates in connection with leasing equipment, including residual values and depreciable lives, values of assets held for sale and other long-lived assets, provision for income tax, allowance for doubtful accounts, components of compensation, goodwill and intangible assets. Actual results could differ from those estimates.

Effective January 1, 2025, the Company increased the estimated useful lives for dry containers and refrigerated containers to 15 and 13 years, respectively, and decreased the residual value of its refrigerated containers. For the three and nine months ended September 30, 2025, the impact of these changes resulted in a net decrease to depreciation expense of $18.2 million and $40.7 million, respectively, including a one-time increase of $22.8 million in the first quarter related to those refrigerated

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
containers in the Company's leasing fleet that had reached the end of their useful life at the time of the decrease in residual values.

Concentration of Credit Risk

The Company's equipment leases and trade receivables subject it to potential credit risk. The Company extends credit to its customers based upon an evaluation of each customer's financial condition and credit history. Evaluations of the financial condition and associated credit risk of customers are performed on an ongoing basis. As a percent of its lease billings, the Company's three largest customers accounted for 19%, 19%, and 14% for the nine months ended September 30, 2025 and 20%, 19%, and 12% for the nine months ended September 30, 2024.

Fair Value Measurements

For information on the fair value of debt and derivative instruments, refer to Note 6 - "Debt" and Note 7 - "Derivative Instruments", respectively.

Recently Adopted Accounting Standards

Compensation Costs

Accounting Standards Update ("ASU") No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”), was issued in March 2024, to clarify the scope application of profits interest and similar awards and to add incremental clarity to help entities determine whether profits interest and similar awards should be accounted for as share-based payment arrangements within the scope of ASC 718, Compensation-Stock Compensation. ASU 2024-01 is effective for annual periods beginning after December 15, 2024 and interim periods within those annual periods with early adoption permitted. The Company adopted ASU 2024-01 in the first quarter of 2025, and it had no impact on the Company’s Consolidated Financial Statements.

Recently Issued Accounting Standards Not Yet Adopted

Income Taxes

ASU No. 2023-09, Improvements to Income Tax Disclosures, was issued in December 2023, which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). The new guidance also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual reporting periods beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of this standard will have on its income tax disclosures. The Company will adopt this standard for the annual reporting period ended December 31, 2025.

Financial Instruments - Credit Losses

ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, was issued in July 2025, which provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The guidance is effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Expense Disaggregation Disclosures

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), was issued in November 2024, and ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"), was issued in January 2025, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
the face of the income statement. The requirements of ASU 2024-03, as clarified by ASU 2025-01, are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Internal-Use Software

ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Recognition and Disclosure of Software Cost, was issued in September 2025 to remove the prescriptive “project stage” model for software development and require capitalization of software costs once management has authorized and committed to funding the project and it is probable the project will be completed and used as intended. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Note 2 — Acquisitions and Other Transactions

On July 1, 2025, the Company completed the acquisition of Global Container International LLC (“GCI”), a Bermuda-domiciled container leasing company that operates a fleet of approximately 0.5 million TEU, for a purchase price of $1,076.6 million, inclusive of transaction costs. The transaction was accounted for as an asset acquisition, with the majority of the purchase price allocated to leasing equipment and finance lease receivables, and the remaining purchase price allocated to other acquired assets including cash, restricted cash, accounts receivable, and an in-place lease intangible asset. The transaction was funded with cash on hand as of June 30, 2025, obtained from borrowings under the Company's credit facility. At closing, Triton paid $321.9 million to GCI shareholders and repaid $457.7 million of outstanding GCI indebtedness as a condition to close. In addition, $284.9 million of existing securitization fixed-rate notes, which remain outstanding, were transferred to Triton in connection with the GCI acquisition.

On March 27, 2025, the Company distributed its equity interest in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary of Triton, to Thanos Holdings Limited ("Parent") (the “TCF VIII Distribution”). The effective date of the TCF VIII Distribution used for accounting purposes was March 31, 2025. As of March 31, 2025, TCF VIII had total assets of approximately $1.8 billion, consisting primarily of revenue earning assets, total indebtedness of approximately $1.3 billion, and shareholders’ equity of approximately $0.5 billion. From April 1, 2025 forward, revenues and net income related to TCF VIII are no longer included in the Company's Consolidated Statements of Operations. Following the TCF VIII Distribution, the Company continues to manage the containers in the TCF VIII securitization portfolio, for which it is entitled to receive management fees. For the three and nine months ended September 30, 2025, the Company received $6.3 million and $13.4 million of management fees, respectively.

Note 3—Other Compensation Costs

Long-Term Cash Incentive Plan

Under the Company's Long-Term Cash Incentive Plan ("LTIP") the Company grants long-term cash incentive awards with specified target values to certain employees and consultants of the Company, subject to the participant's continued service with the Company. Payouts of these awards are based on changes in the Company’s valuation, plus cumulative cash dividends and return of capital distributions paid by the Company from the grant date to the vesting date. At each reporting period subsequent to the grant date, changes in the award's aggregate target value are recognized as compensation expense based on the portion of vesting or service period lapsed from the grant date through the reporting date.

As of September 30, 2025, the aggregate target value of the LTIP awards increased resulting from an increase in the Company's valuation as of such date. As a result, the Company recorded $1.1 million of incremental compensation expense in Administrative expenses on the Consolidated Statements of Operations for both the three and nine months ended September 30, 2025 for the portion of vesting period lapsed from the grant date through the reporting date.

In addition, the Company recognized compensation expense for the LTIP awards for the three months ended September 30, 2025 and 2024 of $2.1 million and $1.4 million, respectively, and for the nine months ended September 30, 2025 and 2024 of $6.4 million and $3.3 million, respectively, in Administrative expenses on the Consolidated Statements of Operations. An additional $1.6 million of incremental compensation expense for both the three and nine months ended September 30, 2025 was

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
recognized in Administrative expenses on the Consolidated Statements of Operations, resulting from the acceleration of LTIP awards during the third quarter of 2025 for certain employees in connection with their planned departures at the end of 2025.

The following table summarizes awards that have been granted as of September 30, 2025:

		Award Vesting
Grant Date	Aggregate Target Value	Date	Weighting	Date	Weighting
February 2025	$14.2 million	January 15, 2027	25%	January 15, 2028	75%
February 2024	$14.9 million	January 15, 2026	50%	January 15, 2027	50%

Long-Term Incentive Awards

Pursuant to a long-term incentive program established by Brookfield Infrastructure, certain senior executives of the Company have been granted incentive units (the "Incentive Units") which vest in five equal annual installments beginning September 28, 2024, subject to the participants' continued employment or service. During the third quarter of 2025, 125 additional Incentive Units were granted under this program in the form of bonus unit awards. As of September 30, 2025, the total number of Incentive Units granted under the long-term incentive program was 1,000.

The Company recognizes compensation expense for the Incentive Units on a straight line basis over the five year vesting period based on the estimated fair value of the awards. Changes in the fair value of the awards at each reporting date are recognized as compensation expense based on the portion of the vesting or service period lapsed from the grant date through the reporting date.

As of September 30, 2025, the estimated fair value of the Incentive Units awards increased to $25.0 million resulting from an increase in the Company's valuation as of such date. As a result, the Company recognized $2.0 million of incremental compensation expense in Administrative expenses on the Consolidated Statements of Operations for both the three and nine month periods ended September 30, 2025 for the portion of the vesting period lapsed from grant date through the reporting date.

In addition, the Company recognized compensation expense for the three months ended September 30, 2025 and 2024 of $1.0 million and $0.8 million, respectively, and for the nine months ended September 30, 2025 and 2024 of $2.9 million and $2.5 million, respectively, in Administrative expenses on the Consolidated Statements of Operations. These amounts are reflected as Contributed capital from Parent on the Consolidated Statements of Shareholders’ Equity. Payment obligations, if any, are the responsibility of Brookfield Infrastructure.

Other Compensation

The Company recorded severance costs of $2.5 million for both the three and nine months ended September 30, 2025 in Administrative expenses on the Consolidated Statements of Operations for certain employees in connection with their planned departures at the end of the year.

Note 4—Other Equity Matters

During the nine months ended September 30, 2025 and 2024, the Company paid cash dividends of $150.0 million and $400.0 million, respectively, on the common shares of the Company to Parent. Effective March 31, 2025, the Company distributed its equity interest in TCF VIII to Parent. For additional information on the TCF VIII Distribution, refer to Note 2 - "Acquisitions and Other Transactions".

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Preference Shares

The following table summarizes the Company's preference share issuances as of September 30, 2025 (each, a "Series"):

Preference Share Series	Issuance	Liquidation Preference (in thousands)	# of Shares(1)
Series A 8.50% Cumulative Redeemable Perpetual Preference Shares ("Series A")	March 2019	$86,250	3,450,000
Series B 8.00% Cumulative Redeemable Perpetual Preference Shares ("Series B")	June 2019	143,750	5,750,000
Series C 7.375% Cumulative Redeemable Perpetual Preference Shares ("Series C")	November 2019	175,000	7,000,000
Series D 6.875% Cumulative Redeemable Perpetual Preference Shares ("Series D")	January 2020	150,000	6,000,000
Series E 5.75% Cumulative Redeemable Perpetual Preference Shares ("Series E")	August 2021	175,000	7,000,000
Series F 7.625% Cumulative Redeemable Perpetual Preference Shares ("Series F")	February 2025	150,000	6,000,000
		$880,000	35,200,000
(1)     Represents number of shares authorized, issued, and outstanding.

Triton's preference shares are listed on the New York Stock Exchange.

On February 6, 2025, the Company completed a public offering of the Series F Preference Shares and received $144.3 million in aggregate net proceeds after deducting underwriting discounts and offering expenses of $5.7 million. The net proceeds from the sale of the Series F Preference Shares were used for general corporate purposes.

Each Series of preference shares may be redeemed at the Company's option, at any time after approximately five years from original issuance, in whole or in part at a redemption price, plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preference shares prior to the lapse of the five year period upon the occurrence of certain events as described in each instrument, such as transactions that either transfer ownership of substantially all assets to a single entity or establish a majority voting interest by a single entity, and which for certain Series cause a downgrade or withdrawal of rating by the rating agency within 60 days of the event. If the Company does not elect to redeem a Series upon the occurrence of the preceding events, holders may have the right to convert their preference shares into common shares. Additionally, for Series E and F only, the Company may redeem the Series if an applicable rating agency changes the methodology or criteria that were employed in assigning equity credit to securities similar to the relevant Series when originally issued, which either (a) shortens the period of time during which equity credit pertaining to the Series would have been in effect had the methodology not been changed or (b) reduces the amount of equity credit as compared with the amount of equity credit that the rating agency had assigned to the Series when originally issued.

Holders of preference shares generally have no voting rights. If the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive), holders will be entitled to elect two additional directors to the Board of Directors and the size of the Board of Directors will be increased to accommodate such election. Such right to elect two directors will continue until such time as there are no accumulated and unpaid dividends in arrears.

Dividends

Dividends on shares of each preference share Series are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board of Directors. Dividends will be payable equal to the stated rate per annum of the $25.00 liquidation preference per share. The Series rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Company paid the following quarterly dividends on its issued and outstanding Series (in millions except for the per-share amounts):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2025		2024		2025		2024
Series	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment
A(1)	$0.53	$1.8	$0.53	$1.8	$1.59	$5.4	$1.59	$5.4
B	$0.50	$2.9	$0.50	$2.9	$1.50	$8.7	$1.50	$8.7
C(1)	$0.46	$3.2	$0.46	$3.2	$1.38	$9.6	$1.38	$9.6
D(1)	$0.43	$2.6	$0.43	$2.6	$1.29	$7.8	$1.29	$7.8
E(1)	$0.36	$2.5	$0.36	$2.5	$1.08	$7.6	$1.08	$7.6
F(1)(2)	$0.48	$2.9	—	—	$1.17	$6.9	—	—
Total		$15.9		$13.0		$46.0		$39.1
(1)     Per share payments rounded to the nearest whole cent.
(2)     Issued in February 2025.

As of September 30, 2025, the Company had cumulative unpaid preference share dividends of $2.6 million.

Note 5—Leases

Lessee

The Company leases office facilities under various cancellable and non-cancellable operating leases, most of which provide extension or early termination options. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

The following table summarizes the impact of the Company's leases in its financial statements (in thousands):

Balance Sheet	Financial statement caption	September 30, 2025	December 31, 2024
Right-of-use asset - operating	Other assets	$9,561	$10,645
Lease liability - operating	Accounts payable and other accrued expenses	$13,052	$14,331

		Three Months Ended September 30,		Nine Months Ended September 30,
Income Statement	Financial statement caption	2025	2024	2025	2024
Operating lease cost(1)	Administrative expenses	$786	$740	$2,332	$2,208
(1)    Includes short-term leases that are immaterial.

Cash paid for amounts included in the measurement of lease liabilities included in operating cash flows was $2.3 million and $1.8 million for the nine months ended September 30, 2025, and 2024, respectively.

The following table includes supplemental information related to the Company's operating leases:

September 30, 2025
Weighted-Average Remaining Lease Term	8.1 years
Weighted-Average Discount Rate	5.63%

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Lessor

Operating Leases

As of September 30, 2025, the Company has deferred revenue balances related to upfront payments received in return for reduced lease rates during the lease term. These amounts will be amortized into revenue as follows (in thousands):

Years ending December 31,
2025 (Remaining 3 months)	$13,718
2026	42,570
2027	16,776
2028	15,392
2029	13,837
2030 and thereafter	29,382
Total	$131,675

Finance Leases

The following table summarizes the components of the net investment in finance leases (in thousands):

	September 30, 2025	December 31, 2024
Future minimum lease payment receivable(1)	$2,113,553	$1,989,859
Estimated residual receivable(2)	305,051	269,090
Gross finance lease receivables(3)	2,418,604	2,258,949
Unearned income(4)	(699,064)	(673,137)
Net investment in finance leases(5)	$1,719,540	$1,585,812
(1)     There were no executory costs included in gross finance lease receivables as of September 30, 2025 and December 31, 2024.
(2)    The Company's finance leases generally include a purchase option at nominal amounts that is reasonably certain to be exercised, and therefore, the Company has immaterial residual value risk.
(3)    The gross finance lease receivable is reduced as billed to customers and reclassified to accounts receivable until paid by customers.
(4)     There were no unamortized initial direct costs as of September 30, 2025 and December 31, 2024.
(5)    One major customer represented 94% and 93% of the Company's finance lease portfolio as of September 30, 2025 and December 31, 2024, respectively. No other customer represented more than 10% of the Company's finance lease portfolio in each of those periods.

The Company’s finance lease portfolio customers are primarily large international shipping lines. In its estimate of expected credit losses, the Company evaluates the overall credit quality of its finance lease portfolio. The Company considers an account past due when a payment has not been received in accordance with the terms of the related lease agreement and maintains allowances, if necessary, for doubtful accounts. These allowances are based on, but not limited to, historical experience which includes stronger and weaker economic cycles, each lessee's payment history, management's current assessment of each lessee's financial condition, consideration of current economic conditions and reasonable market forecasts.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 6—Debt

The table below summarizes the Company's key terms and carrying value of debt as of the periods indicated:

	September 30, 2025				December 31, 2024
	Outstanding Borrowings (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Outstanding Borrowings (in thousands)
			From	To
Secured Debt Financings
Securitization ("ABS") term instruments	$2,089,035	3.79%	February 2028	March 2035	$3,032,700
Securitization warehouse	160,000	5.98%	January 2031	January 2031	60,000
Total secured debt financings	2,249,035				3,092,700
Unsecured Debt Financings
Senior notes	1,800,000	2.82%	April 2026	March 2032	1,800,000
Credit facility:
Revolving credit tranche	1,155,000	5.43%	August 2030	August 2030	1,085,000
Term loan tranche	1,597,400	5.43%	August 2030	August 2030	1,680,000
Total unsecured debt financings	4,552,400				4,565,000
Total debt financings	$6,801,435				$7,657,700
Unamortized debt costs	(39,273)				(48,743)
Unamortized debt premium & discounts	(2,297)				(3,237)
Debt, net of unamortized costs	$6,759,865				$7,605,720

Securitization Term Instruments

Under the Company's ABS facilities, indirect wholly owned subsidiaries of the Company enter into debt agreements for ABS term instruments, including ABS notes. These subsidiaries are intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company’s borrowings under the ABS facilities amortize in monthly installments, typically over five or more years. These facilities provide for an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment is determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to nine months of interest expense on certain securitized term instruments.

The Company maintains irrevocable standby letters of credit to satisfy the restricted cash balance requirements equal to nine months of interest expense on the ABS facilities. As of September 30, 2025, the current value of the standby letters of credit for the Company's ABS facilities was $29.6 million.

On July 1, 2025, $284.9 million of securitization fixed-rate notes at a weighted average interest rate of 2.61% and a weighted average expected maturity date of April 2031 were transferred to the Company in connection with the GCI acquisition.

On June 24, 2025, the Company issued a series of securitization fixed-rate notes in the principal amount of $300.0 million at a weighted average interest rate of 5.50% and an expected maturity date of March 2035. Fees paid at closing of $3.9 million were deferred and will be amortized over the term of the notes based on the effective interest method. The proceeds from this issuance were primarily used to repay borrowings under the revolving credit tranche of the Company's credit facility.

During the first quarter of 2025, the Company distributed its equity interest in TCF VIII to Parent, resulting in a decrease in total indebtedness of approximately $1.3 billion.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Securitization Warehouse

Under the Company’s Securitization warehouse facility, an indirect wholly owned subsidiary of the Company issues ABS notes. This subsidiary is intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company's Securitization warehouse facility has a maximum borrowing capacity of $1,125.0 million that is available on a revolving basis until the January 22, 2027 conversion date. The interest rate under the Securitization warehouse facility for the revolving period is daily compounded SOFR plus 1.60%. After the revolving period, borrowings will convert to term notes with a final maturity date of January 22, 2031 and bear interest at daily compounded SOFR plus 2.60%.

During the revolving period, the borrowing capacity under this facility is determined by applying an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment are determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three months of interest expense.

Senior Notes

The Company’s senior notes are unsecured and have initial maturities ranging from five to ten years and interest payments due semi-annually. The senior notes are prepayable (in whole or in part) at the Company's option at any time prior to the maturity date, subject to certain provisions in the senior note agreements, including the payment of a make-whole premium with respect to such prepayment.

Credit Facility

On August 7, 2025, the Company amended its existing credit facility, which consists of a revolving credit tranche and a term loan tranche. The amendment, among other things, extended the maturity date of the credit facility to August 7, 2030, reduced the applicable margin in respect of Daily Simple SOFR loans to 1.25%, reduced the commitment fees under the facility, and increased the term loan tranche of the credit facility by $20.0 million to $1,630.0 million. The $2,000.0 million revolving credit tranche of the credit facility remained unchanged by the amendment. The credit facility is subject to covenants customary for financings of this type, including financial covenants that require the Company to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

The amendment of the credit facility was accounted for as a debt modification and, accordingly, financing fees paid of $2.7 million were deferred and $0.4 million of the unamortized fees from the existing term loan facility were written off and included in Other (income) expense, net on the Consolidated Statement of Operations.

Derivative Impact on Debt

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of September 30, 2025:

	Balance Outstanding (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Weighted Avg Remaining Term
			From	To
Excluding impact of derivative instruments:
Fixed-rate debt	$3,889,035	3.34%	Apr 2026	Mar 2035	4 years
Floating-rate debt	$2,912,400	5.46%	Aug 2030	Jan 2031	4.3 years

Including impact of derivative instruments:
Fixed-rate debt	$3,889,035	3.34%
Hedged floating rate debt	1,780,000	3.74%
Total fixed and hedged floating-rate debt	5,669,035	3.46%
Unhedged floating rate debt	1,132,400	5.46%
Total debt financings	$6,801,435	3.74%

The fair value of total debt outstanding was $6,634.8 million and $7,241.7 million as of September 30, 2025 and December 31, 2024, respectively, and was measured using Level 1 and Level 2 inputs.

As of September 30, 2025, the maximum borrowing levels for the ABS warehouse and the revolving credit tranche under the credit facility were $1,125.0 million and $2,000.0 million, respectively. These facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these revolving credit facilities at September 30, 2025 was approximately $877.7 million.

The Company is subject to certain financial covenants under its debt financings. As of September 30, 2025, the Company was in compliance with all financial covenants in accordance with the terms of its debt agreements.

Note 7—Derivative Instruments

Interest Rate Swaps / Caps

The Company enters into derivative agreements to manage interest rate risk exposure. Interest rate swap agreements are utilized to limit the Company's exposure to interest rate risk by converting a portion of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense. Interest rate swaps involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the lives of the agreements without an exchange of the underlying principal amounts. These swaps are designated as cash flow hedges for accounting purposes and accordingly, changes in the fair value are recorded in Accumulated other comprehensive income (loss) and are reclassified to interest and debt expense when the hedged interest payments are recognized.

The counterparties to these agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of these agreements, the Company's exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company does not anticipate any non-performance by the counterparties.

Certain assets of the Company's subsidiaries are pledged as collateral for various ABS facilities. Additionally, the Company may be required to post cash collateral on certain derivative agreements if the fair value of these contracts represents a liability. Any amounts of cash collateral posted are included in Other assets on the Consolidated Balance Sheets and are presented in operating activities on the Consolidated Statements of Cash Flows. As of September 30, 2025, the Company had cash collateral on derivative instruments of $0.4 million.

Within the next twelve months, the Company expects to reclassify $21.6 million of net unrealized and realized gains related to derivative instruments designated as cash flow hedges from Accumulated other comprehensive income (loss) into earnings.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of September 30, 2025, the Company had derivative agreements in place to fix interest rates on a portion of the borrowings under its debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,780.0	2.47%	4.4 years
(1)    Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $300.0 million and increase the weighted average remaining term to 5.3 years.

In July 2025, in connection with the GCI acquisition, the Company acquired swap contracts for a fair value net liability of $0.5 million which were immediately terminated and settled. The Company subsequently entered into swaps with a notional value of $400.0 million and a termination date of June 2030.

In May 2025, the Company entered into swaps with a notional value of $400.0 million and termination date of June 2035. The Company partially terminated $300.0 million notional of these swaps in June 2025 and paid $1.7 million.

In April 2025, the Company entered into forward starting swaps with a notional value of $300.0 million that will commence in September 2029 and have a termination date of March 2035. These swaps were designated as cash flow hedges to fix the interest rates on a portion of the Company's floating rate debt.

The following table summarizes the impact of derivative instruments on the Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income on a pretax basis (in thousands):

		Three Months Ended September 30,		Nine Months Ended September 30,
	Financial statement caption	2025	2024	2025	2024
Non-Designated Derivative Instruments
Unrealized (gains) losses	Other (income) expense, net	$—	$(7)	$2	$40
Designated Derivative Instruments
Realized (gains) losses	Interest and debt (income) expense	$(8,730)	$(13,848)	$(24,807)	$(42,826)
Unrealized (gains) losses	Comprehensive (income) loss	$1,466	$41,320	$26,683	$(10,391)

Fair Value of Derivative Instruments

The Company presents the fair value of derivative instruments on a gross basis as a separate line item on the Consolidated Balance Sheets.

The Company has elected to use the income approach to value its interest rate swap and cap agreements, using Level 2 market expectations at the measurement date and standard valuation techniques to convert future values to a single discounted present value. The Level 2 inputs for the interest rate swap and cap valuations are inputs other than quoted prices that are observable for the asset or liability (specifically SOFR and swap rates and credit risk at commonly quoted intervals).

Note 8—Segment and Geographic Information

Segment Information

The Company operates its business in one industry, intermodal transportation equipment, and has two operating segments which also represent its reportable segments:
•Equipment leasing - the Company owns, leases and ultimately disposes of containers and chassis from its leasing fleet, as well as manages containers owned by other parties.
•Equipment trading - the Company purchases containers from shipping line customers, and other sellers of containers, and resells these containers to container retailers and users of containers for storage or one-way shipment. Included in the equipment trading segment revenues are leasing revenues from equipment purchased for resale that is currently on lease until the containers are dropped off.

These operating segments were determined based on the chief operating decision makers' review and resource allocation of the products and services offered. The Company’s Chief Operating Decision Maker(s) ("CODM") is the senior executive team.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Most of Triton’s revenues are derived from leasing equipment to the Company's core shipping line customers. The most important driver of profitability is the extent to which leasing revenues, which are driven by the Company's owned equipment fleet size, utilization and average lease rates, exceed ownership (depreciation and interest expense) and operating costs. The Company's profitability is also driven by the gains or losses realized on the sale of used containers and the margins generated from trading new and used containers. The CODM uses leasing margin and disposal gains in the Company's equipment leasing segment and net trading margin in the equipment trading segment as the primary measures of profitability and the basis for the allocation of resources. Within the components of leasing margin, the CODM will analyze the relationship between revenue trends and certain significant expenses including storage and handling and repair costs. The Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in December of 2024 on a retrospective basis.

The following tables summarize the Company's segment information and the consolidated totals reported (in thousands):

	Three Months Ended September 30,
	2025			2024
	Equipment Leasing	Equipment Trading	Totals	Equipment Leasing	Equipment Trading	Totals
Total revenues	$332,011	$1,827	$333,838	$389,297	$2,022	$391,319
Less:
Depreciation and amortization	89,044	189	89,233	134,744	208	134,952
Interest and debt expense	69,231	629	69,860	67,232	172	67,404
Storage and handling	12,406	—	12,406	10,532	—	10,532
Repair costs	2,274	—	2,274	1,787	—	1,787
Other operating expenses	1,085	—	1,085	1,208	—	1,208
Administrative expenses(1)	31,112	314	31,426	22,596	266	22,862
Other (income) expenses(2)	265	—	265	(109)	—	(109)
Leasing margin	$126,594	$695	$127,289	$151,307	$1,376	$152,683
Net trading margin	—	646	646	—	1,053	1,053
Net gain (loss) on sale of leasing equipment	3,167	—	3,167	17,435	—	17,435
Transaction and other costs			—			(5,095)
Income (loss) before income taxes			$131,102			$166,076
Total assets	9,934,916	101,178	10,036,094	11,141,059	65,458	11,206,517
Purchases of leasing equipment and investments in finance leases(3)	$914,085	$—	$914,085	$298,159	$—	$298,159

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Nine Months Ended September 30,
	2025			2024
	Equipment Leasing	Equipment Trading	Totals	Equipment Leasing	Equipment Trading	Totals
Total revenues	$1,021,083	$5,673	$1,026,756	$1,135,851	$5,742	$1,141,593
Less:
Depreciation and amortization	296,389	572	296,961	405,949	620	406,569
Interest and debt expense	195,610	1,270	196,880	189,737	505	190,242
Storage and handling	33,388	—	33,388	42,011	—	42,011
Repair costs	7,424	—	7,424	6,852	—	6,852
Other operating expenses	4,536	—	4,536	4,443	—	4,443
Administrative expenses(1)	78,949	890	79,839	67,874	809	68,683
Other (income) expenses(2)	2,499	—	2,499	(1,677)	—	(1,677)
Leasing margin	$402,288	$2,941	$405,229	$420,662	$3,808	$424,470
Net trading margin	—	1,994	1,994	—	3,352	3,352
Net gain (loss) on sale of leasing equipment	21,722	—	21,722	(6,061)	—	(6,061)
Transaction and other costs			—			(26,746)
Income (loss) before income taxes			$428,945			$395,015
Total assets	9,934,916	101,178	10,036,094	11,141,059	65,458	11,206,517
Purchases of leasing equipment and investments in finance leases(3)	$1,014,279	$—	$1,014,279	$666,319	$—	$666,319
(1)     Certain Administrative expenses have been allocated to the equipment trading segment based on a methodology that is consistent in all the periods presented.
(2) Other segment items primarily include the provision (reversal) for doubtful accounts, unrealized gains or losses on derivative instruments and debt termination expense.
(3)    Represents cash disbursements for purchases of leasing equipment and investments in finance leases as reflected in the Consolidated Statements of Cash Flows for the periods indicated, but excludes cash flows associated with the purchase of equipment held for resale.

There are no intercompany revenues or expenses between segments. Certain administrative expenses have been allocated between segments based on an estimate of services provided to each segment. A portion of the Company's equipment purchased for resale in the equipment trading segment may be leased for a period of time and is reflected as leasing equipment as opposed to equipment held for sale and the cash flows associated with these transactions are reflected as purchases of leasing equipment and proceeds from the sale of equipment in investing activities in the Company's Consolidated Statements of Cash Flows.

Geographic Segment Information

The Company generates the majority of its leasing revenues from international containers which are deployed by its customers in a wide variety of global trade routes. The majority of the Company's leasing related revenue is denominated in U.S. dollars.

The following table summarizes the geographic allocation of total leasing revenues based on customers' primary domicile (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Total revenues:
Asia	$125,396	$148,562	$391,115	$407,915
Europe	174,823	208,620	536,650	612,491
Americas	14,357	17,340	45,378	72,885
Bermuda	1,138	1,081	3,333	3,203
Other International	18,124	15,716	50,280	45,099
Total	$333,838	$391,319	$1,026,756	$1,141,593

Since the majority of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table summarizes the geographic allocation of equipment trading revenues based on the location of the sale (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Total equipment trading revenues:
Asia	$1,107	$3,840	$5,271	$12,313
Europe	3,785	2,620	8,207	7,159
Americas	8,863	3,153	24,139	9,850
Bermuda	—	—	—	—
Other International	3,188	1,880	7,652	6,288
Total	$16,943	$11,493	$45,269	$35,610

Note 9—Commitments and Contingencies

Container Equipment Purchase Commitments

As of September 30, 2025, the Company had commitments to purchase equipment in the amount of $1.7 million.

Contingencies

Legal Proceedings

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Triton records liabilities related to legal matters when the exposure item becomes probable and can be reasonably estimated. Based upon information presently available, the Company does not expect liabilities arising from these matters to have a material adverse effect on its financial condition, results of operations, or liquidity. However, these matters are subject to inherent uncertainties and it is possible that a liability arising from these matters could have a material adverse impact in the period in which the uncertainties are resolved, depending in part on the operating results for such period.

Note 10—Income Taxes

The Company is a Bermuda exempted company. Bermuda enacted a corporate income tax which became effective January 1, 2025. The Company and its subsidiaries are currently not within the scope of the Bermuda Corporate Income Tax Act and will not be subject to income tax in Bermuda. However, the Company's subsidiaries are subject to taxation in certain foreign jurisdictions, including the US, in which such subsidiaries conduct business.

The following table summarizes the Company's effective tax rate:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Effective income tax rate	10.5%	9.3%	9.6%	10.5%

The Company has computed the provision for income taxes based on the estimated annual effective tax rate and the application of discrete items, if any, in the applicable period. The increase in the effective tax rate for the three months ended September 30, 2025, compared to the same period in 2024 was primarily due to an increase in pre-tax income in higher rate tax jurisdictions. The decrease in effective tax rate for the nine months ended September 30, 2025, compared to the same period in 2024 was primarily due to nondeductible transaction costs incurred in connection with the Merger and the up-front loss on a finance lease transaction recorded in a lower rate tax jurisdiction during 2024, which resulted in increased earnings in a higher tax rate jurisdiction.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 11—Related Party Transactions

The Company holds a 50% interest in Tristar Container Services (Asia) Private Limited ("Tristar"), which is primarily engaged in the selling and leasing of container equipment in the domestic and short sea markets in India. The Company's equity investment in Tristar is included in Other assets on the Consolidated Balance Sheets. The Company received payments on finance leases with Tristar of $0.5 million and $1.5 million for both the three and nine months ended September 30, 2025 and 2024. The Company has a finance lease receivable balance with Tristar of $2.6 million and $3.9 million as of September 30, 2025 and December 31, 2024, respectively.

Effective March 31, 2025, the Company distributed its equity interest in TCF VIII to Parent. As manager of the containers in the TCF VIII securitization portfolio, the Company received management fees from TCF VIII, which are considered related party transactions. For additional information on the TCF VIII Distribution, refer to Note 2 - "Acquisitions and Other Transactions".

Note 12—Subsequent Events

On November 3, 2025, the Company's Board of Directors approved and declared a cash dividend on its issued and outstanding preference shares, payable on December 15, 2025 or the next business day thereafter to holders of record at the close of business on December 8, 2025 as follows:

Preference Share Series	Dividend Rate	Dividend Per Share
Series A	8.500%	$0.5312500
Series B	8.000%	$0.5000000
Series C	7.375%	$0.4609375
Series D	6.875%	$0.4296875
Series E	5.750%	$0.3593750
Series F	7.625%	$0.4765625

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this Quarterly Report on Form 6-K and with the audited consolidated financial statements included in our 2024 Annual Report on Form 20-F. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in our 2024 Annual Report on Form 20-F, in this Quarterly Report on Form 6-K, as well as in the other documents we file with the Securities and Exchange Commission (the "SEC") from time to time. Our actual results may differ materially from those contained in or implied by any forward-looking statements. References in this Quarterly Report on Form 6-K to the "Company," "Triton," "we," "us" and "our" refer to Triton International Limited and, where appropriate, its consolidated subsidiaries.

Our Company

Triton is the world's largest lessor of intermodal containers. Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reportable segments:
•Equipment leasing - we own, lease and ultimately dispose of containers and chassis from our leasing fleet, as well as manage containers owned by other parties.
•Equipment trading - we purchase containers from shipping line customers, and other sellers of containers, and resell these containers to container retailers and users of containers for storage or one-way shipment.

Operations

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of September 30, 2025, our total fleet consisted of approximately 4.3 million containers and chassis, representing 7.5 million twenty-foot equivalent units ("TEU") or 8.0 million cost equivalent units ("CEU"), including 0.8 million managed containers, representing 1.3 million TEU or 1.5 million CEU. On July 1, 2025, we acquired 0.3 million containers in connection with the Global Container International LLC ("GCI") acquisition, representing 0.5 million TEU, or 0.5 million CEU, which are included in the total fleet numbers above. We have an extensive global presence, offering leasing services through a worldwide network of local offices, and we utilize third-party container depots spread across over 40 countries to provide customers global access to our container fleet. Our primary customers include the world's largest container shipping lines.

The most important driver of profitability in our business is the extent to which leasing revenues, which are driven by our owned equipment fleet size, utilization and average lease rates, exceed our ownership and operating costs. Our profitability is also driven by the gains or losses we realize on the sale of used containers and the margins generated from trading new and used containers.

We lease five types of equipment: dry containers, refrigerated containers, special containers, tank containers, and chassis. Our in-house equipment sales group manages the sale process for our used containers and chassis from our equipment leasing fleet and sells used and new containers and chassis acquired from third parties.

The following table summarizes the percentage of our equipment fleet in terms of units and CEU as of September 30, 2025:

Equipment Type	Percentage of total fleet in units(1)	Percentage of total fleet in CEU(1)
Dry	91.2%	74.5%
Refrigerated	4.5	18.4
Special	2.2	3.3
Tank	0.3	1.3
Chassis	0.6	1.6
Equipment leasing fleet	98.8%	99.1%
Equipment trading fleet	1.2	0.9
Total	100.0%	100.0%
(1)    Owned and managed equipment is included in the table above.

TEU and CEU are standard industry measures of fleet size and are used to measure the quantity of containers that make up our revenue earning assets. CEU is a ratio used to convert the actual number of containers in our fleet to a figure based on an estimate for the historical average relative purchase prices of our various equipment types to that of a 20-foot dry container. For example, the CEU ratio for a 40-foot high cube dry container is 1.70, and a 40-foot high cube refrigerated container is 7.50. These factors may differ slightly from CEU ratios used by others in the industry.

Operating Performance

Our operating and financial performance remained robust in the third quarter of 2025, despite challenging market conditions. Industry container volumes reached record levels during this period, driven by peak season demand and tariff induced front-loading of U.S. imports. However, leasing activity was limited due to overcapacity in the global shipping container fleet, resulting from the build-up of container fleets during 2024 to address logistical disruptions, supply chain inefficiencies caused by the Red Sea crisis and low container prices. Consequently, utilization declined further in the third quarter, and disposal volumes and prices are beginning to come under pressure.

Our average utilization decreased in the third quarter of 2025 compared to the second quarter of 2025 due to an increase in container drop-off activity, but remained at a relatively high level. Average utilization for the third quarter of 2025, second quarter of 2025 and third quarter of 2024 was 97.9%, 98.4% and 99.0% respectively, and ending utilization for the same periods was 97.6%, 98.1% and 98.9%, respectively. Utilization is computed by dividing our total units on lease (in CEU) by the total units in our fleet (in CEU), excluding new units not yet leased and off-hire units designated for sale.

As of September 30, 2025, the net book value of our revenue earning assets was $9.3 billion, a decrease of 9.7% and 11.0% compared to December 31, 2024 and September 30, 2024, respectively. In March 2025, we distributed our equity interest in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary of Triton, to Thanos Holdings Limited ("Parent") (the “TCF VIII Distribution”). As a result of the TCF VIII Distribution and related deconsolidation, our revenue earning assets decreased by approximately $1.8 billion as of March 31, 2025. Excluding the impact of the TCF VIII Distribution, our net book value increased by $0.8 billion and $0.6 billion from December 31, 2024 and September 30, 2024 respectively, largely due to the acquisition of GCI containers with a value of approximately $1.0 billion, partially offset by depreciation expense.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows provided by operating activities, proceeds from the sale of our leasing equipment, borrowings under our debt facilities and proceeds from other financing activities. Our principal uses of cash include capital expenditures, debt service, and dividends.

For the trailing twelve months ended September 30, 2025, cash provided by operating activities, together with the proceeds from the sale of our leasing equipment, was $1,253.4 million, including cash flows of $142.5 million through the first quarter of 2025, from leasing of equipment owned by TCF VIII. In addition, as of September 30, 2025, we had $50.2 million of unrestricted cash and cash equivalents and $1,810.0 million of maximum borrowing capacity remaining under our existing credit facilities.

On July 1, 2025, we acquired the net assets of GCI for a purchase price of approximately $1,076.6 million, inclusive of transaction costs. The transaction was funded with cash on hand as of June 30, 2025, obtained from borrowings under our credit facility. The purchase price consisted of a $321.9 million payment to GCI shareholders, the repayment of $457.7 million of GCI's outstanding indebtedness and the transfer of $284.9 million of GCI's existing securitization fixed-rate notes.

As of September 30, 2025, our cash commitments in the next twelve months are $992.7 million of scheduled principal payments on our existing debt facilities, and $17.0 million of committed but unpaid capital expenditures, primarily for the purchase of new equipment.

We believe that cash generated from operating activities, existing cash, proceeds from the sale of our leasing equipment, and availability under our credit facilities will be sufficient to meet our obligations over the next twelve months and beyond.

Capital Activity

In February 2025, we issued 6,000,000 Series F 7.625% Cumulative Redeemable Perpetual Preference Shares for aggregate net proceeds of $144.3 million.

During the three and nine months ended September 30, 2025, we paid dividends on preference shares of $15.9 million and $46.0 million, respectively. During the first quarter of 2025, we paid a cash dividend of $150.0 million on common shares of the Company to Parent. In addition, effective March 31, 2025, we distributed our equity interest in TCF VIII of $0.5 billion to Parent.

For additional information on capital activity and dividends, refer to Note 4 - "Other Equity Matters" in the Notes to the Consolidated Financial Statements.

Debt Agreements

As of September 30, 2025, our outstanding indebtedness was comprised of the following (amounts in millions):

	September 30, 2025
	Outstanding Borrowings	Maximum Borrowing Level
Secured Debt Financings
Securitization ("ABS") term instruments	$2,089.0	$2,089.0
Securitization warehouse	160.0	1,125.0
Total secured debt financings	2,249.0	3,214.0
Unsecured Debt Financings
Senior notes	1,800.0	1,800.0
Credit facility:
Revolving credit facilities	1,155.0	2,000.0
Term loan facilities	1,597.4	1,597.4
Total unsecured debt financings	4,552.4	5,397.4
Total debt financings	6,801.4	8,611.4
Unamortized debt costs	(39.3)
Unamortized debt premiums & discounts	(2.2)
Debt, net of unamortized costs	$6,759.9	$8,611.4

The maximum borrowing levels depicted in the table above may not reflect the actual availability under all of the credit facilities. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under the securitization warehouse and the revolving credit tranche under the credit facility at September 30, 2025 was approximately $877.7 million.

As of September 30, 2025, we had a combined $5,669.0 million of total debt on facilities with fixed interest rates or floating interest rates that have been synthetically fixed through interest rate swap contracts. This accounts for 83.4% of our total debt.

For additional information on our debt, refer to Note 6 - "Debt" in the Notes to the Consolidated Financial Statements.

Debt Activity

On August 7, 2025, we amended our existing credit facility, which consists of a revolving credit tranche and a term loan tranche. The amendment, among other things, extended the maturity date of the credit facility to August 7, 2030, reduced the applicable margin in respect of Daily Simple SOFR loans to 1.25%, reduced the commitment fees under the facility, and increased the term loan tranche of the credit facility by $20.0 million to $1,630.0 million. The $2,000.0 million revolving credit tranche of the credit facility remained unchanged by the amendment. The credit facility is subject to covenants customary for financings of this type, including financial covenants that require us to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

On July 1, 2025, $284.9 million of securitization fixed-rate notes at a weighted average interest rate of 2.61% and a weighted average expected maturity date of April 2031 were transferred to Triton in connection with the GCI acquisition.

During the second quarter of 2025, we issued a series of securitization fixed-rate notes in the principal amount of $300.0 million at a weighted average interest rate of 5.50% and an expected maturity date of March 2035. The proceeds from this issuance were primarily used to repay borrowings under the revolving credit tranche of the Company's credit facility.

During the first quarter of 2025, we distributed our equity interest in TCF VIII to Parent, resulting in a decrease in total indebtedness of approximately $1.3 billion. Refer to Note 2 - "Acquisitions and Other Transactions" in the Notes to the Consolidated Financial Statements for additional information on the TCF VIII Distribution.

We may, from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for debt, in open-market purchases, privately negotiated transactions, tender offers or otherwise. Such repurchases or exchanges, if any, may be funded from operating cash flows or other sources, will be on such terms and at prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
Debt Covenants

We are subject to certain financial covenants related to leverage and interest coverage as defined in our debt agreements. Failure to comply with these covenants could result in a default under the related credit agreements and the acceleration of our outstanding debt if we were unable to obtain a waiver from the creditors. As of September 30, 2025, we were in compliance with all such covenants.

Credit Ratings

Our investment-grade corporate and long-term debt credit ratings enable us to lower our cost of funds and broaden our access to attractively priced capital. While a ratings downgrade, on its own, would not result in a default under any of our debt agreements, it could adversely affect our ability to issue debt and obtain new financings, or renew existing financings, and it would increase the cost of our financings. Additionally, under the terms of our senior notes and certain series of our preference shares, certain ratings downgrades following the occurrence of a change of control, as more fully described in the relevant agreements governing those instruments, could give holders of those instruments certain redemption or conversion rights. The Company's long-term debt and corporate rating of BBB- from Fitch Ratings and BBB from S&P Global Ratings remained unchanged in the third quarter of 2025.

Cash Flow

The following table sets forth certain cash flow information for the periods presented (in thousands):

	Nine Months Ended September 30,
	2025	2024	Variance
Net cash provided by (used in) operating activities	$723,937	$868,113	$(144,176)
Net cash provided by (used in) investing activities	$(818,423)	$(380,109)	$(438,314)
Net cash provided by (used in) financing activities	$91,253	$(476,013)	$567,266

Operating Activities

Net cash provided by operating activities decreased by $144.2 million to $723.9 million for the nine months ended September 30, 2025, compared to $868.1 million in the same period in 2024. The decrease was primarily due to the TCF VIII Distribution, which was effective for accounting purposes as of March 31, 2025. In addition, we had net equipment purchased for resale activity in the third quarter of 2025 compared to net equipment sold for resale activity in the prior year, resulting in a decrease in cash provided by operating activities of $39.8 million. These decreases were partially offset by a positive change in cash collections on finance leases primarily due to the finance lease receivable portfolio acquired in connection with the GCI acquisition in the third quarter of 2025, as well as Merger related transaction costs incurred in 2024 that did not reoccur in 2025.

Investing Activities

Net cash used in investing activities increased by $438.3 million to $818.4 million for the nine months ended September 30, 2025 compared to $380.1 million in the same period in 2024 primarily due to the purchase of assets in connection with the GCI acquisition. Partially offsetting this increase was a decrease in the purchases of new equipment of $395.7 million due to weak market demand in the first nine months of 2025 compared to the same period last year. In addition, cash provided by investing activities from proceeds for the sale of equipment decreased by $90.5 million primarily due to lower sales volume and lower selling prices.

Financing Activities

Net cash provided by financing activities was $91.3 million for the nine months ended September 30, 2025 compared to net cash used in financing activities of $476.0 million in the same period in 2024, a change of $567.3 million. Capital distributions decreased by $243.4 million, and we received net proceeds of $144.3 million from the issuance of Series F Preference Shares in the first nine months of 2025. In addition, we had net debt repayments in the first nine months of 2024 compared to net debt borrowings in the same period of 2025, resulting in an increase in cash provided by financing activities of $193.8 million, largely due to the purchase of assets in connection with the GCI acquisition.

Operating Results

The following table presents our comparative operating results (in thousands):

	Three Months Ended September 30,
	2025	2024	Variance
Revenues:
Operating lease revenues	$297,717	$363,787	$(66,070)
Finance lease revenues	29,754	27,532	2,222
Management fee revenues	6,367	—	6,367
Total revenues	333,838	391,319	(57,481)

Equipment trading revenues	16,943	11,493	5,450
Equipment trading expenses	(16,297)	(10,440)	(5,857)
Trading margin	646	1,053	(407)

Net gain (loss) on sale of leasing equipment	3,167	17,435	(14,268)

Operating expenses:
Depreciation and amortization	89,233	134,952	(45,719)
Direct operating expenses	15,765	13,527	2,238
Administrative expenses	31,426	22,862	8,564
Transaction and other costs	—	5,095	(5,095)
Provision (reversal) for doubtful accounts	(2)	(53)	51
Total operating expenses	136,422	176,383	(39,961)
Operating income (loss)	201,229	233,424	(32,195)
Other (income) expenses:
Interest and debt expense	69,860	67,404	2,456
Other (income) expense, net	267	(56)	323
Total other (income) expenses	70,127	67,348	2,779
Income (loss) before income taxes	131,102	166,076	(34,974)
Income tax expense (benefit)	$13,773	$15,423	$(1,650)
Net income (loss)	117,329	150,653	(33,324)
Less: dividends on preferred shares	15,888	13,028	2,860
Net income (loss) attributable to common shareholder	$101,441	$137,625	$(36,184)

Comparison of the Three Months Ended September 30, 2025 and 2024
On July 1, 2025, we acquired the assets of GCI for a purchase price of approximately $1,076.6 million, inclusive of transaction costs. The increases related to the GCI acquisition for specific line items are specified in the below period to period comparisons.

On March 27, 2025, we distributed our equity interest in TCF VIII to our Parent in the TCF VIII Distribution. Results of operations related to TCF VIII are included through March 31, 2025. The decrease in net income to common shareholders of $27.5 million reflects the results from TCF VIII that were included in the three months ended September 30, 2024, which did not reoccur in the same period of 2025 as a result of the TCF VIII Distribution. The decreases related to the TCF VIII Distribution for specific line items are specified in the below period to period comparisons.

Leasing revenues.    Per diem revenue represents revenue earned under operating lease contracts. Fee and ancillary lease revenue represents fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses. Finance lease revenue represents interest income earned under finance lease contracts. The following table summarizes our leasing revenue for the periods indicated below (in thousands):

	Three Months Ended September 30,
	2025	2024	Variance
Revenues
Operating leases:
Per diem revenues	$281,817	$349,218	$(67,401)
Fee and ancillary revenues	15,900	14,569	1,331
Total operating lease revenues	297,717	363,787	(66,070)
Finance lease revenues	29,754	27,532	2,222
Management fee revenues	6,367	—	6,367
Total revenues	$333,838	$391,319	$(57,481)

Total leasing revenues were $333.8 million for the three months ended September 30, 2025 compared to $391.3 million in the same period in 2024, a decrease of $57.5 million.
Per diem revenues were $281.8 million for the three months ended September 30, 2025 compared to $349.2 million in the same period in 2024, a decrease of $67.4 million. Per diem revenues decreased by $77.8 million related to the TCF VIII Distribution, partially offset by an increase of $20.3 million in connection with the GCI acquisition. The primary reasons for the remaining net decrease were as follows:
•$12.4 million decrease due to a decrease of approximately 0.2 million CEU in the average number of containers on-hire; partially offset by a
•$2.6 million increase due to an increase in the average lease rates for our dry container product line as a result of units placed on-hire during 2024 at higher rates.

Fee and ancillary lease revenues were $15.9 million for the three months ended September 30, 2025 compared to $14.6 million in the same period in 2024, an increase of $1.3 million. The increase was primarily due to a $3.3 million increase in repair and handling revenue as a result of a higher volume of redeliveries, partially offset by a $1.7 million decrease related to the TCF VIII Distribution.

Finance lease revenues were $29.8 million for the three months ended September 30, 2025 compared to $27.5 million in the same period in 2024, an increase of $2.3 million. The increase was primarily due to the additions of new finance leases in connection with the GCI acquisition, partially offset by the runoff of the existing portfolio.

Management fee revenues were $6.3 million for the three months ended September 30, 2025 resulting from the management of the containers in the TCF VIII securitization portfolio following the TCF VIII Distribution. We did not record any management fee revenues in 2024.

Trading margin.    Trading margin was $0.6 million for the three months ended September 30, 2025 compared to $1.1 million in the same period in 2024, a decrease of $0.5 million. The decrease was primarily due to a decrease in volume in the re-sale of higher margin new production units.

Net gain (loss) on sale of leasing equipment.    Gain on sale of leasing equipment was $3.2 million for the three months ended September 30, 2025 compared to a $17.4 million gain on sale in the same period in 2024, a decrease of $14.2 million. The decrease was primarily due to a decrease in sales volume and a decrease in the average sales price for used dry containers.

Depreciation and amortization.    Depreciation and amortization was $89.2 million for the three months ended September 30, 2025 compared to $135.0 million in the same period in 2024, a decrease of $45.8 million. This decrease was primarily due to a decrease of $36.9 million related to the TCF VIII Distribution. In addition, effective January 1, 2025, we increased the estimated useful lives for dry containers and refrigerated containers to 15 and 13 years, respectively, and decreased the residual value of our refrigerated containers. This change resulted in a net decrease in depreciation expense of $18.2 million. Partially offsetting these decreases was an increase in depreciation expense of $11.4 million related to containers acquired in the GCI acquisition. The primary reasons for the remaining net decrease were as follows:
•$6.7 million decrease due to an increase in the number of containers that have become fully depreciated or reclassified to assets held for sale; partially offset by a
•$4.2 million increase due to new production units placed on-hire, primarily during 2024 that have a full quarter of depreciation expense in 2025.

Direct operating expenses.    Direct operating expenses primarily consist of our costs to repair equipment returned off lease, store equipment when it is not on lease and reposition equipment from locations with weak leasing demand. Direct operating expenses were $15.8 million for the three months ended September 30, 2025 compared to $13.5 million in the same period in 2024, an increase of $2.3 million. The primary reasons for the increase were as follows:
•$2.4 million increase in storage expense resulting from an increase in the number of idle units; and a
•$0.9 million increase in repair and maintenance costs as a result of a higher volume of redeliveries; partially offset by a
•$1.3 million decrease related to the TCF VIII Distribution.

Administrative expenses.    Administrative expenses were $31.4 million for the three months ended September 30, 2025 compared to $22.9 million in the same period in 2024, an increase of $8.5 million primarily due to an increase in incentive and other compensation costs.

Transaction and other costs. Transaction and other costs were $5.1 million for the three months ended September 30, 2024 related to employee incentive and retention compensation costs, legal expenses and other costs associated with the acquisition of the Company by Brookfield Infrastructure through its subsidiary Brookfield Infrastructure Corporation in September 2023 (the "Merger"). There were no Merger-related transaction costs in 2025.

Interest and debt expense.    Interest and debt expense was $69.9 million for the three months ended September 30, 2025 compared to $67.4 million in the same period in 2024, an increase of $2.5 million. This increase was primarily due to a $1.4 million increase due to an increase in the average effective interest rate which is primarily due to the maturity of lower interest fixed-rate debt in the second quarter of 2024, coupled with higher variable rate debt borrowings in the second quarter of 2025 to fund the GCI acquisition. In addition, there was an $8.9 million increase in interest and debt expense in connection with the GCI acquisition, partially offset by a $8.0 million decrease related to the TCF VIII Distribution.

Income tax expense (benefit). Income tax expense was $13.8 million for the three months ended September 30, 2025 compared to $15.4 million in the same period in 2024, a decrease of $1.6 million. The decrease in income tax expense was primarily the result of a decrease in pre-tax income partially offset by an increase in the effective tax rate. The Company's effective tax rate was 10.5% for the three months ended September 30, 2025 compared to 9.3% in 2024. The increase in the effective tax rate was primarily due to an increase in pre-tax income in higher rate tax jurisdictions.

The following table presents our comparative operating results (in thousands):

	Nine Months Ended September 30,
	2025	2024	Variance
Revenues:
Operating lease revenues	$930,877	$1,060,968	$(130,091)
Finance lease revenues	82,467	80,625	1,842
Management fee revenues	13,412	—	13,412
Total revenues	1,026,756	1,141,593	(114,837)

Equipment trading revenues	45,269	35,610	9,659
Equipment trading expenses	(43,275)	(32,258)	(11,017)
Trading margin	1,994	3,352	(1,358)

Net gain (loss) on sale of leasing equipment	21,722	(6,061)	27,783

Operating expenses:
Depreciation and amortization	296,961	406,569	(109,608)
Direct operating expenses	45,348	53,306	(7,958)
Administrative expenses	79,839	68,683	11,156
Transaction and other costs	—	26,746	(26,746)
Provision (reversal) for doubtful accounts	2,504	(1,543)	4,047
Total operating expenses	424,652	553,761	(129,109)
Operating income (loss)	625,820	585,123	40,697
Other (income) expenses:
Interest and debt expense	196,880	190,242	6,638
Other (income) expense, net	(5)	(134)	129
Total other (income) expenses	196,875	190,108	6,767
Income (loss) before income taxes	428,945	395,015	33,930
Income tax expense (benefit)	$41,119	$41,383	$(264)
Net income (loss)	387,826	353,632	34,194
Less: dividends on preferred shares	46,520	39,084	7,436
Net income (loss) attributable to common shareholder	$341,306	$314,548	$26,758

Comparison of the Nine Months Ended September 30, 2025 and 2024
On July 1, 2025, we acquired the assets of GCI for a purchase price of approximately $1,076.6 million, inclusive of transaction costs. The increases related to the GCI acquisition for specific line items are specified in the below period to period comparisons.

On March 27, 2025, we distributed our equity interest in TCF VIII to our Parent in the TCF VIII Distribution. Results of operations related to TCF VIII are included through March 31, 2025. The decrease in net income to common shareholders of $54.0 million reflects the results from TCF VIII that were included in the nine months ended September 30, 2024, which did not reoccur in the same period of 2025 as a result of the TCF VIII Distribution. The decreases related to the TCF VIII Distribution for specific line items are specified in the below period to period comparisons.

Leasing revenues.    Per diem revenue represents revenue earned under operating lease contracts. Fee and ancillary lease revenue represents fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses. Finance lease revenue represents interest income earned under finance lease contracts. The following table summarizes our leasing revenue for the periods indicated below (in thousands):

	Nine Months Ended September 30,
	2025	2024	Variance
Revenues
Operating leases:
Per diem revenues	$884,316	$1,016,643	$(132,327)
Fee and ancillary revenues	46,561	44,325	2,236
Total operating lease revenues	930,877	1,060,968	(130,091)
Finance leases	82,467	80,625	1,842
Management fee revenues	13,412	—	13,412
Total revenues	$1,026,756	$1,141,593	$(114,837)

Total leasing revenues were $1,026.8 million for the nine months ended September 30, 2025 compared to $1,141.6 million in the same period in 2024, a decrease of $114.8 million.
Per diem revenues were $884.3 million for the nine months ended September 30, 2025, compared to $1,016.6 million in the same period in 2024, a decrease of $132.3 million. Per diem revenues decreased by $154.1 million related to the TCF VIII Distribution, partially offset by an increase of $20.3 million in connection with the GCI acquisition. The primary reasons for the remaining net increase were as follows:
•$13.7 million increase due to an increase in the average lease rates for our dry container product line as a result of units placed on-hire during 2024 at higher rates; partially offset by a
•$12.0 million decrease due to a decrease of approximately 0.3 million CEU in the average number of containers on-hire.

Fee and ancillary lease revenues were $46.6 million for the nine months ended September 30, 2025 compared to $44.3 million in the same period in 2024, an increase of $2.3 million. The increase was primarily due to a $6.8 million increase in repair revenue, partially offset by a $3.9 million decrease related to the TCF VIII Distribution.

Finance lease revenues were $82.5 million for the nine months ended September 30, 2025 compared to $80.6 million in the same period in 2024, an increase of $1.9 million. The increase was primarily due to the additions of new finance leases in connection with the GCI acquisition, partially offset by the runoff of the existing portfolio.

Management fee revenues were $13.4 million for the nine months ended September 30, 2025 resulting from the management of the containers in the TCF VIII securitization portfolio following the TCF VIII Distribution. We did not record any management fee revenues in 2024.

Trading margin.    Trading margin was $2.0 million for the nine months ended September 30, 2025 compared to $3.4 million in the same period in 2024, a decrease of $1.4 million. The decrease was primarily due to a decrease in volume in the re-sale of higher margin new production units.

Net gain (loss) on sale of leasing equipment.    Gain on sale of leasing equipment was $21.7 million for the nine months ended September 30, 2025 compared to a $6.1 million loss on sale in the same period in 2024, an increase of $27.8 million. In the second quarter of 2024, we recorded a $57.1 million up-front loss on a finance lease transaction that included certain containers purchased during the COVID-19 pandemic with carrying values exceeding their current market values. Excluding this loss, gain on sale of equipment decreased by $29.3 million primarily due to a decrease in sales volume and a decrease in the average sales price for used dry containers.

Depreciation and amortization.    Depreciation and amortization was $297.0 million for the nine months ended September 30, 2025 compared to $406.6 million in the same period in 2024, a decrease of $109.6 million. This decrease was primarily due to a decrease of $73.6 million related to the TCF VIII Distribution. In addition, effective January 1, 2025, we increased the estimated useful lives for dry containers and refrigerated containers to 15 and 13 years, respectively, and decreased the residual value of our refrigerated containers. This change resulted in a net decrease in depreciation expense of $40.7 million. Partially offsetting these decreases was an increase in depreciation expense of $11.4 million related to containers acquired in the GCI acquisition. The primary reasons for the remaining net decrease were as follows:
•$27.3 million decrease due to an increase in the number of containers that have become fully depreciated or reclassified to assets held for sale; partially offset by a
•$19.4 million increase due to new production units placed on-hire, primarily during 2024.

Direct operating expenses.    Direct operating expenses primarily consist of our costs to repair equipment returned off lease, store equipment when it is not on lease and reposition equipment from locations with weak leasing demand. Direct operating expenses were $45.3 million for the nine months ended September 30, 2025 compared to $53.3 million in the same period in 2024, a decrease of $8.0 million, of which $3.3 million related to the TCF VIII Distribution. The primary reasons for the remaining net decrease were as follows:
• $6.0 million decrease in storage expense is primarily due to a decrease in leasing inventory held for sale and an increase of idle units in lower rate locations; partially offset by a
•$1.5 million increase in repair and maintenance as a result of a higher volume of redeliveries.

Administrative expenses.    Administrative expenses were $79.8 million for the nine months ended September 30, 2025 compared to $68.7 million in the same period in 2024, an increase of $11.1 million primarily due to an increase in incentive and other compensation costs.

Transaction and other costs. Transaction and other costs were $26.7 million for the nine months ended September 30, 2024 related to employee incentive and retention compensation costs and legal expenses associated with the Merger. There were no Merger-related transaction costs in 2025.

Provision (reversal) for doubtful accounts. Provision for doubtful accounts was $2.5 million for the nine months ended September 30, 2025 compared to a reversal of $1.5 million in the same period in 2024. We recorded a reserve in the second quarter of 2025 for equipment not expected to be recovered due to a customer default at the end of 2024. In the second quarter of 2024, reserves established in 2022 related to a customer default were reversed due to better than expected recoveries.

Interest and debt expense.    Interest and debt expense was $196.9 million for the nine months ended September 30, 2025 compared to $190.2 million in the same period in 2024, an increase of $6.7 million. This increase was primarily due to a $12.2 million increase in connection with the GCI acquisition. In addition, we had a $11.5 million increase due to an increase in the average effective interest rate which is primarily due to the maturity of lower interest fixed-rate debt in the second quarter of 2024, coupled with higher rate debt borrowings in 2024 and 2025. These increases were partially offset by a $17.0 million decrease related to the TCF VIII Distribution.

Income tax expense (benefit). Income tax expense was $41.1 million for the nine months ended September 30, 2025 compared to $41.4 million in the same period in 2024, a decrease of $0.3 million. The decrease in income tax expense was primarily the result of an increase in pre-tax income partially offset by a decrease in the effective tax rate. The Company's effective tax rate was 9.6% in 2025 compared to 10.5% in 2024. The decrease in the effective tax rate was primarily due to nondeductible transaction costs incurred in connection with the Merger and the up-front loss on a finance lease transaction recorded in a lower rate tax jurisdiction during the second quarter of 2024, which resulted in a disproportionate increase to pre-tax income in higher rate tax jurisdictions.

Critical Accounting Estimates

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires us to make estimates and assumptions that affect the amounts and disclosures reported in the Consolidated Financial Statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, values or cash flows that may result from changes in the price of a financial instrument. The fair value of a financial instrument, derivative or non-derivative, might change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We have operations internationally and we are exposed to market risks in the ordinary course of our business. These risks include interest rate and foreign currency exchange rate risks.

Interest Rate Risk

We enter into derivative agreements to fix the interest rates on a portion of our floating-rate debt. We assess and manage the external and internal risk associated with these derivative instruments in accordance with our overall operating goals. External risk is defined as those risks outside of our direct control, including counterparty credit risk, liquidity risk, systemic risk and legal risk. Internal risk relates to those operational risks within the management oversight structure and include actions taken in contravention of our policies.

The primary external risk of our derivative agreements is counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under the agreement. All of our derivative agreements are with highly-rated financial institutions. Credit exposures are measured based on counterparty credit risks and the market value of outstanding derivative instruments.

As of September 30, 2025, we had derivative agreements in place to fix interest rates on a portion of our borrowings under debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,780.0	2.47%	4.4 years
(1)    Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $300.0 million and increase the weighted average remaining term to 5.3 years.

Our derivative agreements are designated as cash flow hedges for accounting purposes. Any unrealized gains or losses related to the changes in fair value are recognized in accumulated other comprehensive income and reclassified to interest and debt expense as they are realized. As of September 30, 2025, we have certain interest rate cap agreements in effect that are offsetting and are not designated as cash flow hedges for accounting purposes. Therefore, changes in fair value for these derivatives are recognized in Other (income) expense, net, on the Consolidated Statements of Operations, and because they offset, the impact on Other income or expense is minimal.

Approximately 83.4% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. A 100 basis point increase in the interest rates (SOFR) on our unhedged debt would result in an increase of approximately $11.3 million in interest expense over the next 12 months.

Foreign currency exchange rate risk

The U.S. dollar is the operating currency for the large majority of our leases and obligations, and most of our revenues and expenses are denominated in U.S. dollars. However, we pay our non-U.S. staff in local currencies, and a portion of our direct operating expenses and disposal transactions for our older containers are denominated in foreign currencies. Due to the relatively small portion of our business that is exposed to foreign currency fluctuations, the impact is de minimis. We record realized and unrealized foreign currency exchange gains and losses in Administrative expenses in the Consolidated Statements of Operations as a result of fluctuations in exchange rates related to our Euro and Pound Sterling transactions and our foreign denominated assets and liabilities.

Net foreign exchange gains were $0.8 million for the nine months ended September 30, 2025; and were immaterial for the three months ended September 30, 2025, and 2024, and the nine months ended September 30, 2024.

PART II - OTHER INFORMATION

Risk Factors

Our business is subject to numerous risks. In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the factors discussed under Item 3.D, “Risk Factors” in our 2024 Annual Report on Form 20-F, as supplemented and updated by the risk factors below. These factors could materially adversely affect our business, financial condition, results of operations and cash flows, and could cause our actual results to differ materially from our historical results or the results contemplated by any forward-looking statements contained in this Quarterly Report on Form 6-K.

Increased tariffs or other trade actions could adversely affect our business, financial condition and results of operations.

The international nature of our business and the container shipping industry exposes us to risks relating to the imposition of import and export duties, quotas and tariffs. These risks have increased over the last several years as the United States and other countries have adopted protectionist trade policies and as companies look to on-shoring or near-shoring their production or supply chains to address material and parts shortages and/or increased costs due to these actions. Trade tensions between the United States and China have been particularly significant in recent years, with both countries imposing tariffs on imported goods from the other, resulting in periods of decreased trade growth and demand for leased containers. Significant uncertainty remains about the future relationship between the United States and China as tariffs and other trade barriers remain historically high, other key areas of economic and foreign policy difference remain unresolved, and tensions remain elevated. Following the inauguration of the second Trump Administration in January 2025, uncertainty regarding U.S. trade policy has grown, as the Administration has imposed or threatened to impose wide-ranging and potentially substantial tariffs on U.S. trade partners, with significant measures directed at China. Additionally, the Administration implemented measures imposing substantial port fees on certain Chinese owned, operated or manufactured vessels calling at U.S. ports, and proposed additional duties on maritime cargo handling equipment, including certain chassis and containers from China. In response, China adopted a series of retaliatory measures, including significant counter-tariffs on U.S. exports and export controls on certain industrial materials, and has initiated legal and regulatory actions against foreign companies. Despite temporary mutual reductions in tariff rates and suspension of certain trade actions as the U.S. and China continue to negotiate a trade agreement, the overall trade relationship between these countries remains highly uncertain. Tariff rates and trade policies may continue to change, potentially with little or no advance warning, and the scope and duration of such changes are inherently unpredictable. Given the importance of the United States and China in the global economy, continued or increased tensions between these countries could significantly reduce the volume of goods traded internationally and reduce the rate of global economic growth. Similarly, other major economies could respond to U.S. trade actions with retaliatory tariffs, non-tariff barriers, and other regulatory measures that affect cross-border commerce. Increased trade barriers, rising geopolitical tensions, and on-shoring or near-shoring initiatives could reduce the long-term growth rate for international trade, leading to decreased demand for leased containers, lower new container prices, decreased market leasing rates and lower used container disposal prices. These impacts could have a material adverse effect on our business, profitability and cash flows.

We may not realize the anticipated benefits of acquisitions, dispositions, or joint ventures.

From time to time, we evaluate and may pursue potential acquisitions and dispositions of assets and businesses, including our recent acquisition of GCI. We may also effectuate acquisitions or dispositions through joint ventures in which we may have limited control. Acquisitions and dispositions involve a number of risks, including: our ability to identify suitable sellers or buyers, access funding sources on acceptable terms, negotiate favorable transaction terms, successfully consummate transactions, integrate any businesses we acquire, and adjust and optimize our retained businesses following a divestiture. Acquisition and disposition activities may also involve other risks, including unanticipated delays, costs, and other problems, diversion of management’s attention from existing operations, the risk of incorrect assumptions or estimates regarding the future results or expected cost reductions or other synergies expected to be realized as a result of an acquisition or disposition, losses of key employees or damage to customer and supplier relationships, challenges with integrating the financial and operational processes, procedures and controls of an acquired business with our existing operations, and potential litigation or other claims arising from an acquisition or disposition, including successor liability relating to actions by an acquired company and its management before the acquisition which could be significant. These factors could have a material adverse effect on our business, reputation, financial condition and results of operations.

The interests of the sole holder of our common shares may differ from the interests of holders of our indebtedness and preference shares.

A subsidiary of Brookfield Infrastructure owns all of the Company’s outstanding common shares and Brookfield Infrastructure has the ability to appoint the members of our Board of Directors ("Board"). As a result, Brookfield Infrastructure has significant influence over our business. The interests of Brookfield Infrastructure may differ from those of holders of our outstanding indebtedness and preference shares in material respects. Brookfield Infrastructure may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their overall equity investment, even though such transactions might involve risks to holders of our outstanding indebtedness or preference shares. For example, Brookfield Infrastructure has pursued in the past and may pursue in the future managed container transactions on our behalf, which could significantly reduce our assets and cash flows. In addition, Brookfield Infrastructure is in the business of making investments in companies, and may from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business or are our suppliers or customers. The companies in which Brookfield Infrastructure invests may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Incorporation by Reference

This Quarterly Report and the related exhibits are hereby incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-283474) (the “Registration Statement”), as such Registration Statement may be amended from time to time.

Exhibits

Exhibit No.	Description

101.INS	Inline XBRL Instance Document - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Instance Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Inline XBRL Data (formatted as Inline XBRL and contained in Exhibit 101)
* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRITON INTERNATIONAL LIMITED
	By:	/s/ BRIAN M. SONDEY
Date: November 6, 2025		Brian M. Sondey Director and Chief Executive Officer